UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 SHELDAHL, INC.
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
                         (Title of Class of Securities)

                                   822440 10 3
                                 (CUSIP Number)

                                 David A. Mahler
                                 Vice President
                          Jacobs Management Corporation
                       100 South Fifth Street, Suite 2500
                          Minneapolis, Minnesota 55402
                                 (612) 337-1864
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822440 10 3              SCHEDULE 13D                           Page 2



1      NAMES OF REPORTING PERSONS                                                      IRWIN L. JACOBS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [  ]
                                                                                       (b) [  ]


3      SEC USE ONLY


4      SOURCE OF FUNDS (See Instructions)                                              BK, PF


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT  ITEMS 2(d) or 2(e)                                                    [  ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION                                            USA


       NUMBER OF              7        SOLE VOTING POWER                                0
        SHARES
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER                              0
         EACH
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER                           713,100
         WITH

                              10       SHARED DISPOSITIVE POWER                         0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON                                                            713,100


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)                                       [ ]



13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.06%



14     TYPE OF REPORTING PERSON (See Instructions)                                      IN


CUSIP No. 822440 10 3              SCHEDULE 13D                           Page 3


ITEM 1.           SECURITY AND ISSUER

       This statement relates to the Call Options on Sheldahl, Inc., a Minnesota corporation (the "Company"). The Company's principal executive offices are located at 1150 Sheldahl Road, Northfield, Minnesota 55057.

ITEM 2.           IDENTITY AND BACKGROUND

       (a) Name: Irwin L. Jacobs

       (b) Business Address: 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402.

       (c) Principal Occupation: President of Jacobs Management Corporation, a management consulting firm that advises companies in diverse businesses, located at 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402. Irwin L. Jacobs is also Chairman of the Board of Directors of Genmar Holdings, Inc., a manufacturer of recreational power boats located at 100 South Fifth Street, Suite 2400, Minneapolis, Minnesota 55402.

       (d) Criminal Proceedings: None

       (e) Civil Proceedings: None

       (f) Citizenship: United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         From May 21, 1998 through September 9, 1998, Irwin L. Jacobs purchased an aggregate of 376,600 shares of common stock of the Company, par value, $.25 per share ("Common Stock") for an aggregate consideration of $2,818,032 (including brokerage commissions). Irwin L. Jacobs acquired such shares by using approximately equal amounts of borrowings from his margin account at Jeffries & Company, Inc. and from his existing line of credit with Colorado Community First Bank.

         On April 25, 2000, Irwin L. Jacobs purchased 17,400 Call Options on the Company at an initial premium of 12%, which resulted in him paying $8,352.00, on a total cost basis of $69,600.00. Irwin L. Jacobs paid for the initial premium on such Call Options by using borrowings from his existing line of credit at U.S. Bank.

         On April 26, 2000, Irwin L. Jacobs sold his 376,600 shares of Common Stock and purchased 376,600 Call Options on the Company at an initial premium of 12%, which resulted in him paying $180,768.00, on a total cost basis of $1,506,400.00. Irwin L. Jacobs paid for the initial premium on such Call Options by using borrowings from his existing line of credit at U.S. Bank.

CUSIP No. 822440 10 3              SCHEDULE 13D                           Page 4


         On September 6, 2000, Irwin L. Jacobs purchased 149,000 Call Options on the Company at an initial premium of 12%, which resulted in him paying $47,154.92, on a total cost basis of $392,957.70. Irwin L. Jacobs paid for the initial premium on such Call Options by using personal funds.

         On September 7, 2000, Irwin L. Jacobs purchased 114,800 Call Options on the Company at an initial premium of 12%, which resulted in him paying $44,068.05, on a total cost basis of $367,233.72. Irwin L. Jacobs paid for the initial premium on such Call Options by using personal funds.

         On September 8, 2000, Irwin L. Jacobs purchased 32,200 Call Options on the Company at an initial premium of 12%, which resulted in him paying $12,558.00, on a total cost basis of $104,650.00. Irwin L. Jacobs paid for the initial premium on such Call Options by using personal funds.

         On September 11, 2000, Irwin L. Jacobs purchased 15,100 Call Options on the Company at an initial premium of 12%, which resulted in him paying $5,745.67, on a total cost basis of $47,880.59. Irwin L. Jacobs paid for the initial premium on such Call Options by using personal funds.

         On September 12, 2000, Irwin L. Jacobs purchased 8,000 Call Options on the Company at an initial premium of 12%, which resulted in him paying $3,120.00, on a total cost basis of $26,000.00. Irwin L. Jacobs paid for the initial premium on such Call Options by using personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Irwin L. Jacobs acquired the Call Options described herein in order to obtain and increase his equity position in the Company. Irwin L. Jacobs has no present plans or intentions that would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

       (a) As of September 12, 2000, Irwin L. Jacobs beneficially owned 713,100 Call Options on the Company, or approximately 6.06% beneficial ownership in the Company. The percentages used in this Item 5(a) are calculated using the 11,762,111 shares of Common Stock represented to be outstanding as of June 1, 2000 as disclosed by the Company in the Form 10Q filed on June 10, 2000.

       (b) The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.

CUSIP No. 822440 10 3              SCHEDULE 13D                           Page 5


       (c) Irwin L. Jacobs has effected the following purchases of Call Options on the Company during the preceding sixty days:


---------------------------------------- -------------------------------------- --------------------------------------
           Date of Purchase                       No. of Call Options           Price per Share (Strike Price, i.e.
           ----------------                       -------------------           -----------------------------------
                                                                                 price at which Call Options can be
                                                                                 ----------------------------------
                                                                                             exercised)
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
September 6, 2000                        149,000                                $2.6373
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
September 7, 2000                        114,800                                $3.1989
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
September 8, 2000                        32,200                                 $3.2500
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
September 11, 2000                       15,100                                 $3.1709
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
September 12, 2000                       8,000                                  $3.2500
---------------------------------------- -------------------------------------- --------------------------------------


       All transactions were effected on the open market.

       (d)        Not applicable.

       (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Not applicable.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

       Not applicable.

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 12, 2000               /s/ Irwin L. Jacobs
                                           _________________________________
                                           Name: Irwin L. Jacobs